Exhibit 4.2

Form of Put and Call Option Agreement

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FTI CONSULTING, INC.

AND

THE HOLDERS

PUT AND CALL OPTION AGREEMENT

THIS PUT AND CALL OPTION AGREEMENT is made on [•] 2006

BETWEEN:

(1)	FTI CONSULTING, INC., a company incorporated in Maryland, United States, whose principal executive office is at 500 East Pratt Street, Suite 1400, Baltimore, Maryland (the “Company”); and

(2)	THE PERSONS IDENTIFIED IN SCHEDULE 1 AS THE HOLDERS OF THE NOTES, (“Holders”).

WHEREAS:

(A)	FTI FD LLC (“BidCo”) by a resolution of its board of directors passed on [•] 2006 created £[•] floating rate guaranteed unsecured loan notes 200[•] constituted by a Deed of Covenant dated [•] 2006 (the “Notes”).

(B)	The Notes are being issued by BidCo in connection with an acquisition pursuant to which BidCo intends to acquire FD International (Holdings) Limited, a company registered in England (“FD”) (the “Acquisition”), pursuant to an offer made on [•] 2006 to purchase the entire issued share capital of FD and all preferred finance securities issued by FD International 2 Limited (the “Offer”) by BidCo.

(C)	In consideration of BidCo agreeing to issue and the Holders agreeing to take the Notes as part of the consideration for the Acquisition, the Company has agreed to enter into this Put and Call Option Agreement with the Holders.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Terms and expression defined in the offer document issued by the Company to the shareholders of FD on 11 September 2006 (the “Offer Document”) shall have the same meaning when used in this Agreement unless the context requires otherwise.

1.2	In this Agreement:

“Agreed Value” means £11.73 (equivalent to US$22.26 applying the average US dollar/sterling exchange rate for the five days prior to and including 6 September 2006).

“Business Day” means any day (other than a Saturday or Sunday or a public holiday) on which commercial banks are open for the business in London and New York.

“Call Exercise Date” means the Business Day following the Put Exercise Date.

“Call Option” means the call option granted to the Company by the Holders under Clause 4 (Call Option).

“Call Option Notice” has the meaning given to it in Clause 5.1.

“Completion” means the completion of the sale and purchase of the Notes in accordance with the terms of this Agreement following the exercise of the Put Option or the Call Option, as the case may be.

“Completion Date” means the date specified in a Put Option Notice or a Call Option Notice, as the case may be.

“Notes” means the Notes listed in Schedule 1.

“Put Exercise Date” has the meaning given to it in Clause 2 (Put Option).

“Put Option” means the option granted to the Holders by the Company under Clause 2 (Put Option).

“Put Option Notice” has the meaning given to it in Clause 3.1.

“Shares” means shares of commons stock, par value $0.01 per share, in the capital of the Company.

1.3	In this Agreement, unless the context otherwise requires, a reference to:

1.3.1	words importing the singular shall include the plural and vice versa;

1.3.2	headings are for ease of reference and shall be ignored in construing this Agreement;

1.3.3	Clauses, sub-clauses and Schedules are references to, respectively, clauses, sub-clauses of, and schedules to, this Agreement;

1.3.4	a “person” shall be construed as a reference to any person, firm, corporation, business trust, joint stock company, trust, unincorporated association, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing and references to any person includes a reference to that person’s successors and permitted assigns;

1.3.5	this Agreement is a reference to this Agreement and the recitals and Schedules hereto;

1.3.6	this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, renewed, modified, amended, varied, novated or supplemented;

1.3.7	a time of day shall be construed as a reference to London time;

1.3.8	a statute, law or other regulation shall be construed as a reference to such statute, law or other regulation as the same may have been, or may from time to time be, amended or re-enacted; and

1.4	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

2.	PUT OPTION

2.1	In consideration of the Holders having accepted the Earn Out Option pursuant to the Offer, the Company hereby grants to the Holders an option to require the Company to purchase from Holders all of their holding of Notes in consideration for delivering Shares to Holders.

2.2	The aggregate number of Shares to be issued to a Holder exercising its right under this Clause 2 (Put Option) will be determined by dividing the aggregate principal amount of Notes held by a Holder by the Agreed Value. Fractions of Shares will not be issued and no cash compensation will be paid.

2.3	For the avoidance of doubt, until such time as a Holder transfers the Notes to the Company in accordance with the provisions of this Agreement, such Holder shall be entitled to all accrued interest and other rights pertaining to the Notes.

3.	EXERCISE OF THE PUT OPTION

3.1	The Put Option shall be exercisable by a Holder on the Business Day following issue of the Notes (the “Put Exercise Date”) by service of notice (the “Put Option Notice”) to the Company in the form set out in Schedule 2 (Put Option Notice) signed by or on behalf of such Holder.

3.2	The exercise of the Put Option shall oblige the Holder and the Company to complete the sale and purchase of the Notes in accordance with the terms and conditions of this Agreement.

3.3	The Completion Date for the sale and purchase of the Notes pursuant to a Put Option Notice shall be the Business Day following the Put Exercise Date.

3.4	The Put Option shall expire and cease to be exercisable on the day following the Completion Date.

4.	CALL OPTION

4.1	In consideration of the Offer being made to the Holders by BidCo, each Holder hereby grants to the Company an option to require such Holder to sell to the Company all of their holding of Notes in consideration for the delivery of Shares.

4.2	The number of Shares that the Company will issue to a Holder in connection with the purchase of its Notes shall be determined by dividing the aggregate principal amount of Notes held by that Holder by the Agreed Value. Fractions of Shares will not be issued and no cash compensation will be paid.

4.3	For the avoidance of doubt, until such time as a Holder transfers the Notes to the Company in accordance with the provisions of this Agreement, such Holder shall be entitled to all accrued interest and other rights pertaining to the Notes.

5.	EXERCISE OF THE CALL OPTION

5.1	The Call Option shall only be exercisable by the Company on the Call Exercise Date in relation to any Notes in the event that any Holder in respect of its holding of Notes fails to elect to exercise the Put Option pursuant to Clause 2 (Put Option). The Company shall exercise the Call Option by service of notice (the “Call Option Notice”) to all such Holders in the form set out in Schedule 3 (Call Option Notice) signed on behalf of the Company.

5.2	The exercise of the Call Option shall oblige the Company and such Holders to complete the sale and purchase of the Notes in accordance with the terms and conditions of this Agreement.

5.3	A Call Option Notice shall specify the Completion Date. Such date shall be 5 Business Day following the date of the Call Option Notice.

5.4	The Call Option shall expire and cease to be exercisable on the day following the Call Exercise Date.

6.	COMPLETION

6.1	If the Put Option or, as the case may be, the Call Option is exercised:

6.1.1	Shares issued to Holders pursuant to the terms of this Agreement will be subject to restrictions on transfer, resale or other disposition, as well as hedge, pledge and similar transactions pursuant to the terms and conditions of the Offer Document and a restricted stock agreement (the “Restricted Stock Agreement”), which each Holder will be party to and bound by as detailed in the Offer Document;

6.1.2	for the avoidance of doubt, as a result of the restrictions set out in the Restricted Stock Agreement, in accordance with the terms of the Restricted Stock Agreement share certificates will be issued to each Holder but held by the Company as custodian on behalf of each Holder until, following the expiry of the restrictions in the Restricted Stock Agreement, such Holder requests the share certificates in writing;

6.1.3	Holders shall on the Completion Date, with full title guarantee, transfer all their rights, title and interest in and to the Notes to the Company with rights attached or accruing to them and shall deliver the Notes to the Company.

6.2	Each of the Company and the Holders shall provide the other with such information as is necessary to enable completion to occur on the Completion Date.

7.	FURTHER ASSURANCE

Each party agree to execute and deliver any and all such other documents and instruments and take or cause to be taken any and all such other actions as the other party may reasonably request (at the cost of the requesting party) or that are reasonably necessary or appropriate in order to give full effect to the terms of this Agreement and to effect the transfer required by Clause 6 (Completion).

8.	GENERAL

8.1	No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the parties.

8.2	The failure to exercise or delay in exercising a right or remedy under this Agreement shall not constitute a waiver of the right or remedy or a waiver of any other rights or remedies and no single or partial exercise of any right or remedy under this Agreement shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy.

8.3	The rights and remedies contained in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

8.4	If, at any time, any provision hereof is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

9.	ASSIGNMENT

9.1	The Company and the Holders agree that they may not assign or otherwise transfer any of their respective rights or benefits under this Agreement to any person.

9.2	Any proposed assignment must be of the whole, and not party only, of the transferor’s rights under this Agreement.

9.3	The Company and the Holders agree that in the event that one party assigns any of its rights or benefits under this Agreement the other party shall have no additional or increased obligation hereunder to the extent that such additional or increased obligation would not have arisen but for such assignment or transfer.

10.	NOTICES

10.1	Any notice or other communication under or in connection with this Agreement shall be in writing and shall be delivered personally, sent by first class post pre-paid recorded delivery (if in the UK), priority mail (if in the EU, excluding the UK) and air mail (if not in the UK or EU) or by fax to the party due to receive the notice at its address set out below, or such other address as any party may specify by notice in writing to the others:

10.1.1	If to the Company, to it at:

Address:	500 East Pratt Street, Suite 1400, Baltimore, Maryland 21202

Fax number:	+1 410.951.4878

Attention:	Eric Miller

10.1.2	If to Holders, to the address set out in the Holder’s Form of Acceptance to which cheques are to be posted to a Holder pursuant to the terms of the Offer Document, for the attention of the Holder.

10.2	In the absence of evidence of earlier receipt, any notice or other communications shall be deemed to have been duly given:

10.2.1	if delivered personally, when left at the address referred to in Clause 10.1;

10.2.2	if sent by mail other than air mail, two days after posting it;

10.2.3	if sent by air mail, six days after posting it; and

10.2.4	if sent by fax, when a confirmation of its transmission has been recorded by the sender’s fax machine.

11.	COUNTERPARTS

This Agreement may be executed in any number of counterparts each of which when executed and delivered shall be an original, but all the counterparts together shall constitute one and the same instrument.

12.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and supersedes any previous agreements between the parties relating to the subject matter of this Agreement.

13.	GOVERNING LAW AND JURISDICTION

13.1	This Agreement shall in all respects be governed by and construed in accordance with the laws of the state of Maryland excluding all conflicts of law principles and choice of law rules of Maryland.

IN WITNESS whereof this Agreement has been duly signed on the date first above written.

SCHEDULE 1

LIST OF NOTES AND HOLDERS

SCHEDULE 2

PUT OPTION NOTICE

To: Company

Attention:	[•]

[Date]

Dear Sirs,

Put Option Notice

We refer to the Put and Call Option Agreement (the “Put and Call Option Agreement”) dated [•] and made between [Company] and [Holders]. Terms defined in the Put and Call Option Agreement shall bear the same meaning when used herein.

We hereby confirm that we wish to exercise the option under the Put and Call Option Agreement granted to us and accordingly the Put Option is hereby exercised.

The Completion Date shall be [•].

This put option notice is irrevocable and is governed by, and shall be construed in accordance with the laws of the State of Maryland.

Yours faithfully

[HOLDER]

SCHEDULE 3

FORM OF CALL OPTION NOTICE

To:	[Holders]
[•]
Attention:	[•]

[Date]

Dear Sirs,

Call Option Notice

We refer to the Put and Call Option Agreement (the “Put and Call Option Agreement”) dated [•] and made between [Company] and [Holder]. Terms defined in the Put and Call Option Agreement shall bear the same meaning when used herein.

We hereby confirm that we wish to exercise the option granted to us under the Put Option Agreement and accordingly the Call Option is hereby exercised.

The Completion Date shall be [•].

The Option Price shall be determined by us and be payable to you in accordance with the provisions of the Put and Option Agreement.

This call option notice is irrevocable and is governed by, and shall be construed in accordance with the laws of the State of Maryland.

Yours faithfully

EXECUTION PAGE

[COMPANY]

By:

[HOLDERS]

By: